VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andi Carpenter and Hugh West

June 24, 2024

Re: GrafTech International Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2024

Filed April 26, 2024

File No. 001-13888

Dear Ms. Carpenter and Mr. West,

GrafTech International Ltd., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter it received from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 12, 2024 (the “Comment Letter”), in regard to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed by the Company on February 14, 2024 and the Quarterly Report on Form 10-Q for the period ended March 31, 2024 filed by the Company on April 26, 2024.

Below is the Company’s response to the comment contained in the Comment Letter. For the convenience of the Staff, the response set forth below corresponds to the italicized comment contained in the Comment Letter.

Form 10-Q for the Quarterly Period Ended March 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Reconciliation of Net Loss to Adjusted Net Loss, page 34

1.

We note your reconciliation includes adjustments for Rationalization-related expenses, consisting primarily of inventory and fixed asset write-offs ($2,202 and $453, respectively), associated with the cost rationalization and footprint optimization plan announced in February 2024. It is not clear to us how you determined such costs would not be considered a normal, recurring part of your operations. In this regard, we believe that decisions about the timing, method, and pricing of dispositions of inventory are normal, recurring activities integral to the management of an ongoing business. Tell us how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division’s Compliance & Disclosure Interpretations on Non- GAAP Financial Measures. Please advise or revise to remove the aforementioned adjustments from this, and any other non-GAAP measure (e.g., cash cost of goods sold on page 37), for all periods presented in your future filings.

Response:

We respectfully acknowledge the Staff’s comment and confirm that the Company has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and believe that these write-offs are not recurring and are not part of normal operations as discussed below.

The write-offs of $2.2 million of inventory and $0.5 million of fixed assets, which were included in the Condensed Consolidated Statements of Operations as a component of Cost of Goods Sold, were those costs incurred as a direct result of the decision to indefinitely suspend the majority of production activities at the Company’s facility in St. Marys, Pennsylvania and to indefinitely idle certain assets within its remaining graphite electrode footprint. These actions were associated with the Company’s cost rationalization and footprint optimization plan announced in February 2024 and resulted in the Company incurring an immaterial amount of severance costs, contract termination costs, as well as the write-offs noted above.

The inventory write-off consisted primarily of raw materials that are used in the production of graphite electrodes. The majority of production processes, including forming, baking, pitch impregnation and re-baking processes at the Company’s facility in St. Marys, Pennsylvania, were indefinitely suspended. Because the raw materials in question could only be used in the suspended operations, the St. Marys facility was no longer able to use the raw materials located on the premises. Furthermore, certain of these raw materials were unique to the St. Marys operations and others could not be transported to other locations without a significant loss in value, as such relocation thereof would lead to a deterioration in the properties and quality of the raw materials. As a result, the Company recognized a $2.2 million write-off of such inventory. Absent the decision to indefinitely suspend the majority of production processes at the Company’s facility in St. Marys, Pennsylvania, the raw material inventory would not have lost its utility to the Company and these charges would not have been incurred.

By contrast to this one-time inventory write-off related to raw materials at St. Marys, the Company’s recurring inventory write-offs are generally related to products not meeting required specifications. These write-offs affect products that have been manufactured, either to an intermediate or to a complete level, and which, after testing, are found to not meet specifications and are therefore deemed not eligible for further processing or for sale. The write-offs of out-of-specification products represented an annual average cost of approximately $1.3 million over the last four years. Although these write-offs are recurring, their magnitude varies greatly between quarters depending on the production cycles, specific customer specification requests and results of quality trials. For example, these inventory write-offs represented $1.4 million in the fourth quarter of 2023 and $2.5 million in the second quarter of 2020. Despite the irregular intervals of the elevated level of such write-offs, the Company does not adjust for them when preparing its non-GAAP measures, because these write-offs are deemed to be a recurring and normal part of our operations.

Further, the Company does not adjust its non-GAAP measures for inventory write-offs recorded under the ASC 330-10-35 guidance. In the first quarter of 2024 and the fourth quarter of 2023, the Company recorded lower-of-cost-or-market inventory valuation adjustments of $2.7 million and $12.4 million, respectively, which were not excluded from non-GAAP measures as they reflected the impact of market conditions integral to the management of the Company’s ongoing business.

In contrast to the above, the inventory write-offs recorded in the first quarter of 2024 and adjusted from non-GAAP measures were not related to out-of-specification products or to lower-of- cost-or-market inventory valuation adjustments: they were non-recurring and not part of our normal operations. As noted above, absent the decision to indefinitely suspend most production processes at the Company’s facility in St. Marys, Pennsylvania, these charges would not have been incurred.

The rationalization-related fixed asset write-off of $0.5 million consisted of construction in process projects that will no longer be completed as a direct result of the majority of the production processes at the St. Marys facility being indefinitely suspended and the decision to indefinitely idle certain assets within the Company’s remaining graphite electrode footprint. Absent these decisions made in the first quarter of 2024, these projects would not have been halted prior to their conclusion and the write-offs would not have been incurred.

The Company believes that based on the facts and circumstances, the write-offs of the inventory located at the St. Marys facility and of the construction in process assets were distinct from the recurring write-offs incurred in normal operations because they were a direct result of the decision to indefinitely suspend the majority of the production activities at the Company’s St. Marys facility and indefinitely idle certain assets within its remaining graphite electrode footprint. By adjusting for these charges related to the rationalization initiative, the Company believes that it improved comparability between periods.

The Company believes that the rationalization-related expenses in its presentation of non-GAAP financial measures were appropriate under the circumstances and not misleading.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 1.216.676.2322.

Very truly yours,

/s/ Catherine Hedoux-Delgado

Catherine Hedoux-Delgado

Interim Chief Financial Officer and Treasurer